UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Schedule 14F-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 Promulgated Thereunder

BELLA VIAGGIO, INC.

(Exact name of registrant as specified in its corporate charter)

Nevada
(State or other jurisdiction of Incorporation or Organization)

000-53450	33-1176182
(Commission File Number)	(IRS Employer Identification No.)

1149 Topsail Rd., Mount Pearl, Newfoundland, A1N 5G2, CANADA

(Address of Principal Executive Offices and Zip Code)

(709) 368-9223

(Registrant’s telephone number, including area code)

July 29, 2010

BELLA VIAGGIO, INC.

1149 Topsail Rd., Mount Pearl

Newfoundland, A1N 5G2, CANADA

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INFORMATION STATEMENT

(Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder)

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

INTRODUCTION

This Information Statement is being mailed on or about July 29, 2010 to holders of record on July 29, 2010 (the “Record Date”), of shares of common stock (the “Shares”), of Bella Viaggio, Inc. (the “Company”), in connection with the change of control of, and the addition of certain members to, the Board of Directors of the Company (the “Board”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 of the Securities and Exchange Commission (the “SEC”) thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s security-holders.

No action is required by the Company’s stockholders in connection with this Information Statement. Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders). This Information Statement will be first mailed to the Company’s stockholders of record on or about July 29, 2010.

CHANGE OF CONTROL TRANSACTION

You are not required to vote on either the change of control or the addition of directors and your vote is not requested. Normally, the election of directors requires a vote of the holders of Shares entitled to vote. In this case, the Company’s current director is appointing new directors to the Board. Therefore, no vote of stockholders of the Company is required to effectuate the appointment of the new directors.

On April 28, 2010, the Company entered into a securities purchase agreement with Kenneth Stead, an individual (the “Purchaser”) and Ronald A. Davis and Ronald G. Brigham (the “Principal Sellers”), pursuant to which the Purchaser acquired (the “Acquisition”) all the Shares then held by the Principal Sellers, consisting of 2,043,333 such Shares (the “Principal Seller Shares”) for the aggregate purchase price of $275,272 dollars. The Acquisition resulted in a change in control of the Company. The Principal Seller Shares constituted approximately 76.9 % of all the then issued and outstanding Shares.

On June 4, 2010, pursuant to a purchase agreement dated as of May 28, 2010 by and between the Company and Kat Exploration Inc, a Nevada corporation (the “Seller”), the Company acquired 100% of a gold property from the Seller, solely in exchange for 161,000,000 Shares. The Company has issued 65,000,000 of the Shares to the Seller on the Closing Date, and the remaining 96,000,000 Shares will be issued as soon as reasonably practical after the Company shall have effectuated an increase in its number of authorized shares of common stock enabling it to issue such 96,000,000 Shares to the Seller.

CHANGES TO THE BOARD OF DIRECTORS

In connection with the Acquisition, Joshua G. Sisk resigned as the secretary and a director of the Company. Ronald A. Davis, a director of the Company as well as its former President, Chief Financial Officer and Treasurer, resigned from all his positions with the Company with the exception that he remained a member of the Board subsequent to the closing of the Acquisition. In connection with the closing of the Acquisition, the Purchaser was appointed as the Company’s President, Chief Executive Officer and Chief Financial Officer, as well as to the Board.

W. Les Thistle, Timothy Stead, J. Wayne Pickett and John D. Zwicker will be appointed to the Board as soon as reasonably practicable, at which point Mr. Davis, one of the current members of the Board, will resign as such. Messrs. Thistle, Stead, Pickett and Zwicker will become members of the Board subsequent to the tenth day following the mailing of this Information Statement to the stockholders of the Company (the “Effective Date”).

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

To the best of the Company’s knowledge, except as set forth below, the incoming directors have not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. The names of the Company’s officers and directors as of the Record Date, as well as certain information about them, are set forth below:

Name	Age	Position(s)
Kenneth Stead	55	President, CEO, CFO and Director
Ronald A. Davis		Director

The names of the Company’s officers and directors as of the Effective Date, as well as certain information about them, are set forth below:

Name	Age	Position(s)
W. Les Thistle	42	Chairman of the Board of Directors
Kenneth Stead	55	President, CEO, CFO and Director
Timothy R. Stead	42	Vice President of Field Operations and Director
J. Wayne Pickett	56	Senior Vice President of Capital Projects and Director
John D. Zwicker	66	Director

Kenneth Stead. Mr. Stead is a co-founder of Kat Exploration Inc. (“Kat”), the Company’s controlling shareholder, and has been its president since its incorporation in December of 2005. Mr. Stead worked directly in the mining industry from the early to late 70's, where he first started with the Iron Ore Company of Canada and worked for Noranda at its Nanasivik mine in Stratacona Sound, northern Baffin Island. In the early 1980's, Mr. Stead worked in the oil fields of Alberta, afterwards returning to Newfoundland where he set up his own construction company from 1985 to 1995. In 1997, Mr. Stead became a co-founder of Cornerstone Resources Inc., a junior mining company now trading on the TSX-V (CGP) until he resigned in 2004.

Ronald A. Davis. Ronald A. Davis joined the Bella Viaggio on June 6, 2007 and was until the closing date of the Acquisition its President, Secretary and Treasurer; he remains a Director of the Company. Mr. Davis commenced his career at Goldman Sachs & Co. in 1964 as an office boy. Following the completion of graduate school at the University of Southern California and military service, Mr. Davis returned to Goldman Sachs where he worked until joining Dean Witter & Co. (now Morgan Stanley). Areas of work responsibility included syndication and institutional sales. In 1981, Mr. Davis commenced advising high net worth individuals and their investments. In 1994, he was asked to take over the stewardship of Caffe Diva of which he was the CEO until September 2000. Mr. Davis received his B.S. Business Administration from the University of Southern California. In 1967, he also received a Masters of Business Administration from the University of Southern California.

J. Wayne Pickett. Mr. Pickett received his Master of Science, Earth Science (Geology) from Memorial University of Newfoundland in 1989. He is a Registered Professional Geoscientist being a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador and the Association of Professional Engineers and Geoscientists of British Columbia. He has a broad range of geological experience having worked for more than 30 years exploring for gold, silver, base metals and uranium throughout Canada and to a lesser extent elsewhere in the world including Mexico, Peru, Colombia and Ghana. He was part of the geology teams that discovered the Collins Bay "B" Zone Uranium Deposit in northern Saskatchewan for Gulf Minerals and the Bobby's Pond VMS Deposit for Inco in Newfoundland. While serving in a management role with Crosshair Exploration, its main breccia-hosted uranium deposit in Labrador was expanded significantly and new deposits were discovered.

Timothy R. Stead. Mr. Stead is a co-founder of Kat, and has been its vice president of field operations since inception. Mr. Stead completed a prospector's training course in 2000, a time when working in the field for Cornerstone Resources Inc. He has years of experience in working with sediment-hosted copper on the eastern portion of the province of Newfoundland. Mr. Stead has acquired experience and knowledge of massive sulfide deposits as well as gold, and is presently overseeing a work program on one of Kat’s gold properties.

W. Les Thistle. Mr. Thistle was appointed legal counsel and a director of Kat on February 19th 2010. Mr. Thistle graduated from Memorial University of Newfoundland in 1991 with a Bachelor of Commerce degree (concentration in finance), from Osgoode Hall Law School in Toronto in 1994 with a Bachelor of Laws degree (concentration in corporate and tax law) and was admitted to the Bar of the Law Society of Newfoundland and Labrador in 1995. After finishing law school, Mr. Thistle practiced at 2 law firms in the St. John’s area of the Province of Newfoundland and Labrador, Canada, before starting his own firm. In 1996 Mr. Thistle founded W. Les Thistle Law Office, a general practice law firm located in the City of Mount Pearl, in the Province of Newfoundland and Labrador, Canada. The law firm serves corporate and individual clients throughout Canada. Mr. Thistle is the senior lawyer at the firm. His primary areas of practice are corporate law, contract law, real estate and personal injury. Mr. Thistle has litigated matters in all levels of court in the Province of Newfoundland and Labrador including the Court of Appeal of the Supreme Court.

John D. Zwicker. Mr. Zwicker held a long-term position as director of Public Works for a large municipality in Nova Scotia, where his responsibilities included in this position was the oversight of large construction contracts, along with managing large budgets and a work force necessary to maintain the department. He also has entrepreneurial business and management experience in the private sector. For a number of years; he has volunteered his time to organize large events.

Involvement in Certain Legal Proceedings. Except as set forth herein, to the best knowledge of the Company, no officer, director or 5% or greater shareholder of the Company has, during the last five years: (i) been convicted in or is currently subject to a pending a criminal proceeding; (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to any federal or state securities or banking laws including, without limitation, in any way limiting involvement in any business activity, or finding any violation with respect to such law, nor (iii) has any bankruptcy petition been filed by or against the business of which such person was an executive officer or a general partner, whether at the time of the bankruptcy of for the two years prior thereto.

Board Committees

The Board has no separate committees; however, it currently intends to implement an Audit Committee in the future. The Board acts as the Compensation Committee. The Company is not a “listed company” under SEC rules and is, therefore, not required to have a Compensation Committee comprised of independent directors.

Director Independence

The Board does not believe that any of the members of the Board, whether prior or subsequent to the Effective Date, qualify as independent under the rules of any of the national securities exchanges.

DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 75,000,000 shares, consisting of 70,000,000 Shares and 5,000,000 shares of preferred stock.

Holders of Shares are entitled to one vote for each Share on all matters submitted to a stockholder vote. Holders of Shares do not have cumulative voting rights. Therefore, holders of a majority of the Shares voting for the election of directors can elect all of the directors. Holders of Shares representing a majority of the voting power of the Company’s capital stock issued and outstanding and entitled to vote are necessary to constitute a quorum at any meeting of the Company’s stockholders. A vote by the holders of a majority of the outstanding Shares is required to effectuate certain fundamental corporate changes, such as liquidation, merger or an amendment to the Articles.

Holders of Shares are entitled to share in all dividends that the Board, in its discretion, declares from legally available funds. In the event of liquidation, dissolution or winding up, each outstanding Share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the Shares. Holders of the Shares have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to the Shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the Record Date, certain information regarding the beneficial ownership of the Shares by: (i) each person who, to the Company’s knowledge, beneficially owns 5% or more of the Shares and (ii) each of the Company’s directors and “named executive officers.” As of the Record Date, there were 67,644,500 Shares issued and outstanding.

Name and address of Beneficial Owner	Number of Shares	Percent of Shares (1)
Directors and Named Executive Officers:

Kenneth Stead (2)	67,264,000	99%

Ronald A. Davis (3)	0	- - -

Kat Exploration, Inc. 1149 Topsail Rd. Mount Pearl, Newfoundland, A1N 5G2	65,000,000	96%

5% or Greater Beneficial Owners

Kenneth Stead (4)	67,264,000	99%

(1)           Beneficial ownership is calculated based on the 67,644,500 Shares issued and outstanding as of the Record Date hereof, together with securities exercisable or convertible into Shares within sixty (60) days of the Record Date hereof for each stockholder. The Shares issuable pursuant to those convertible securities, options or warrants are deemed outstanding for computing the percentage ownership of the person holding such convertible securities, options or warrants but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(2)           The address for Mr. Stead is c/o the Company, 1149 Topsail Rd., Mount Pearl, Newfoundland, A1N 5G2, Canada.

(3)           The address for Mr. Davis is c/o the Company, 1149 Topsail Rd., Mount Pearl, Newfoundland, A1N 5G2, Canada.

(4)           Mr. Stead is the control person of Kat Exploration, Inc. and may as such be deemed to “beneficially own” the shares of Common Stock owned by Kat Exploration, Inc. Mr. Stead, however, disclaims beneficial ownership of all such Shares.

LEGAL PROCEEDINGS

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

COMPENSATION OF DIRECTORS

The Company has not paid compensation to its members of the Board for serving as such. The Board may in the future decide to award the members of the Board cash or stock based consideration for their services to the Company, which awards, if granted shall be in the sole determination of the Board.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the any transaction referred to herein. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

The Board of Directors
/s/ Kenneth Stead
President and Director
July 29, 2010